EXHIBIT 99.2

EVALUATION OF

OIL AND GAS RESERVES

TRI-VALLEY OIL AND GAS COMPANY

December 31, 2010

Leland B. Cecil, P.E.

EVALUATION OF OIL AND GAS RESERVES
  TRI-VALLEY OIL AND GAS COMPANY

Reported herein are valuations of properties in which Tri-Valley Oil and Gas Company, herein referenced as Tri-Valley, holds interest in oil and gas reserves.  Currently, Tri-Valley operates and holds interest in producing wells on six (6) leased properties which display evidence of continued economic productivity.  Those holdings are located within the Dutch Slough, Moffat Ranch and Rio Vista gas fields; and, Edison oil field in California.  Only properties which exhibit continued economic viability are addressed by the evaluation effort reported herein.

All properties in which Tri-Valley holds interests and reserves assigned thereto are listed in the enclosed tables headed as Summary - Proved Oil and Gas Reserves and Summary - Potential Oil and Gas Reserves.

Future production performance of each separate property has been evaluated to determine hydrocarbon reserves and present value, at the close of business on December 31, 2010.

Salable products forecast from the properties include crude oil and natural gas.  Production performance forecasts and economic benefits were developed for anticipated future product sales and net income to Tri-Valley's interests in each property.

Evaluations quantify Tri-Valley's Proved Reserves for the subject properties.  Proved reserve estimates are categorized as either Producing, Non-Producing or Undeveloped reserves.  Potential reserves are listed as Probable Reserves and Possible Reserves.  They are based on reservoir characteristics and exhibited recovery from efforts analogous to the subject properties.  Values expressed are considered as reasonable expectations for recoveries through application of generally known technology.

Economics for determined reserves were formulated from market conditions that existed during the past twelve (12) months.  Product sale prices were calculated from applicable prices posted on the first day of the calendar months.  Operating expense data was provided by Tri-Valley.  No consideration was given to potential future inflation of either product sale prices or costs relative to future operation.  Present value of projected future net income was calculated at annual discount rate of ten percent (10%).  Those parameters are understood to accommodate latest guidelines established by the U.S. Securities and Exchange Commission for valuation of oil and gas reserves.  Expressions of Classification of Petroleum Reserves are provided herein.  Evaluation results are as follows:
NET PROVED RESERVES December 31, 2010
COMPANY OPERATED CATEGORY	GAS Mcf	OIL bbls	FUTURE NET INCOME	PRESENT VALUE
Producing	41,256	97,533	$ 592,417	$ 331,400
Non-Producing	0	0	$ 0	$ 0
Undeveloped	0	2,004,903	$67,748,595	$33,578,493
	--------	--------	--------	--------
TOTAL PROVED RESERVES	41,256	2,102,436	$68,341.02	$33,909,893

Evaluation of Oil and Gas Reserves
Tri-Valley Oil and Gas Company
December 31, 2010

NET PROSPECTIVE RESERVES December 31, 2010
COMPANY OPERATED CATEGORY	GAS Mcf	OIL bbls	FUTURE NET INCOME	PRESENT VALUE
Probable	0	1,673,711	$ 49,484,550	$23,291,126
Possible	357,906	0	$ 931,068	442,599
	--------	--------	--------	--------
TOTAL PROSPECTIVE RESERVES	357,906	1,673,711	$50,415,618	$23,733,725

Probable Reserves have been assigned to the Brea Properties.  In the previous annual report, they were categorized as Possible Reserves.  They are based on performance of analogous project involving technology for recovery of low gravity oil through cyclic steam stimulation and steamflood applications.  Continuing performance of the nearby project gives justification to consider future recovery from the Brea Properties to be categorized as Probable Reserves.  New development must be conducted to accomplish the expressed recovery of oil.  Wells must be drilled and completed to accommodate extraction of in-situ crude oil.  And, facilities must be installed to supply steam for injection.  Capital required to accomplish development has been considered in evaluating future economic performance.

Potential performance which may result from restoration of gas production from Hanson 2 has been labeled as Possible Reserves.  Previously, potential future gas production was Proven Non-Productive Reserves.  Workover efforts conducted during 2010 were unsuccessful.  Therefore, the planned second attempt is considered as having a lower probability of success and potential recovery is considered as Possible Reserves.

Evaluation reports for all properties are provided in alpha-numeric order.

Tri-Valley's estimated net Proved Gas Reserves decreased by 353,996 Mcf (-89.56%) from the previous estimate of December 31, 2009.  Partial change resulted from calculated net sale of 30,247 Mcf from all properties.  Negative net gas reserve adjustments totaled 323,749 Mcf.  Reduction is primarily due to the unsuccessful effort to restore production from Hanson 2.  Total calculated net gas sales during 2010 were 5.70% lower than reported for the 2009 calendar year.

Calculated net oil sales totaled 4,151 barrels from all properties during 2010.  That net oil sale volume is 21.11 % higher than reported for the 2009 calendar year.

Net Proved Oil Reserves credited to Tri-Valley's interests increased by 96,996 barrels from the previous estimate of December 31, 2009.  Net Proven oil reserve adjustments total 96,996 barrels, which includes above noted net oil production.  Reactivation of old wells existing on the Claflin Properties is responsible for that increase.

Details of effects from each property are noted in the enclosed tables of reserve balance summaries for each Proved Reserve category and the table entitled Adjustment Summary - Oil and Gas Reserves.

Evaluation of Oil and Gas Reserves
Tri-Valley Oil and Gas Company
December 31, 2010

The average oil price of Tri-Valley's Proven Reserves determined through this study is $71.54 per barrel.  Average oil sale price experienced from Tri-Valley operations during 2009 was $53.76 per barrel.

Average sale price for future natural gas sales relative to Tri-Valley's properties determined in this evaluation is $4.151 per Mcf.  That value is $0.303 per Mcf (7.88%) HIGHER than the average sale price of $3.848 per Mcf which was concluded from the previous evaluation.

Hydrocarbon reserves are best estimates of future product sales, which may reasonably be expected from established operating methods.  Forecasts of future production for the properties were developed by extrapolation of historical production and pressure performance.  Reports for each property evaluation are provided.

Production and operating cost data were provided by Tri-Valley.  Local property tax (ad valorem) factors were developed in each individual property evaluation.  Economic results give no regard to either State or Federal income tax obligations that may result from operation of the properties.

Present values stated for the subject properties may not reflect a market price acceptable to either a willing buyer or seller, under normal transaction conditions.  They are to be viewed only as appraisals for the expressed economic parameters employed.

Operation of oil and gas producing properties entails elements of risk that cannot be fully quantified.  Therefore, evaluation and appraisal of such properties involves a degree of uncertainty which can best be assessed by a knowledgeable and sophisticated individual experienced in activities of the petroleum industry.

The work product represented by this report resulted from the individual effort of the evaluator.  Work was performed with neither prejudice nor influence from any party.  The evaluator holds equity interest in either the subject properties, Tri-Valley Oil and Gas Company or its parent company Tri-Valley Corporation.  Compensation for services rendered in conduct of this evaluation is not dependent upon results obtained.

Leland B. Cecil, the evaluator, is a Petroleum Engineer with over fifty years of professional experience in operation and valuation of oil and gas producing properties.  The State of Louisiana and the State of California currently license Mr. Cecil as a Professional Engineer.

Leland B. Cecil, P.E.
February 5, 2011